UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On December 2, 2020, BioNTech SE (the “Company”) and Pfizer Inc. announced that the Medicines & Healthcare Products Regulatory Agency (MHRA) in the U.K. has granted a temporary authorization for emergency use for their COVID-19 mRNA vaccine (BNT162b2), against COVID-19. The press release is attached hereto as Exhibit 99.1.

The Company also participated in a press conference and video webcast at 06:30 am CET on December 2, 2020, to provide an update on the status of the COVID-19 vaccine development program of its lead vaccine candidate BNT162b2. The presentation materials are attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: December 2, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated December 2, 2020 – Pfizer and BioNTech Achieve First Authorization for a Vaccine to Combat COVID-19.

99.2	Update on our COVID-19 vaccine development program with BNT162b2.